                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Twelve-Month Period Ended December 31, 1997

Commission File No. 0-20165

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

        STERIS Corporation 401(k) Plan and Trust

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

        STERIS Corporation
        5960 Heisley Road
        Mentor, Ohio  44060

                                        Annual Report


                                        STERIS CORPORATION 401(K) PLAN
                                        AND TRUST


                                        December 31, 1997 and 1996


                                        Plan Sponsor
                                        STERIS CORPORATION
                                        5960 Heisley Road
                                        Mentor, Ohio 44060


                                        Plan Administrator
                                        STERIS CORPORATION
                                        5960 Heisley Road
                                        Mentor, Ohio 44060

                    STERIS Corporation 401(k) Plan and Trust

                          Audited Financial Statements

                           December 31, 1997 and 1996


                                    CONTENTS


REQUIRED INFORMATION

Report of Independent Auditors...............................................  1


FINANCIAL STATEMENTS PROVIDED

Statements of Net Assets Available for Benefits, with Fund
     Information as of December 31, 1997 and 1996............................  2
Statement of Changes in Net Assets Available for Plan Benefits,
    with Fund Information as of December 31, 1997............................  4
Notes to Financial Statements................................................  5


SCHEDULES

Item 27(a)--Schedule of Assets Held for Investment Purposes.................. 10
Item 27(d)--Schedule of Reportable Transactions.............................. 11


EXHIBITS

Exhibit 23--Consent of Independent Auditors.................................. 12

                         Report of Independent Auditors


Board of Directors
STERIS Corporation
Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of STERIS Corporation 401(k) Plan and Trust (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits at December 31, 1997 and 1996 and changes in net assets available for benefits for the year ended December 31, 1997 is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

                                                Ernst & Young LLP

                                                Cleveland, Ohio
                                                July 19, 1998

                               STERIS Corporation
                              401(k) Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                                              Victory
                                Victory        Victory       Investment                     STERIS
                                 Stock         Balanced        Quality      EB Magic         Stock      Participant
                              Index Fund         Fund         Bond Fund       Fund           Fund          Loans        Total
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   STERIS Corporation
      common shares                                                                       $8,507,199                   $ 8,507,199
   Mutual funds               $30,567,888     $11,791,413     $875,750                                                  43,235,051
   Common/collective trusts                                                $8,265,813                                    8,265,813
   Participant loans
      receivable                                                                                         $1,787,987      1,787,987
   Other investments                                                                           5,246                         5,246
----------------------------------------------------------------------------------------------------------------------------------
Total investments              30,567,888      11,791,413      875,750      8,265,813      8,512,445      1,787,987     61,801,296
Accrued income                          4               2                      38,377            338                        38,721
Employee contributions
   receivable                     116,912          48,290       10,158         47,941         56,358                       279,659
Employer contributions
   receivable                     266,355         114,551       26,069        123,834        149,141                       679,950
----------------------------------------------------------------------------------------------------------------------------------
Total assets                   30,951,159      11,954,256      911,977      8,475,965      8,718,282      1,787,987     62,799,626

LIABILITIES
Accrued purchase of
   investments                    154,271          88,979       10,736        (10,202)                                     243,784
Net transfers pending             (37,360)        (40,689)        (578)        58,143         (2,033)        22,517
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE
   FOR BENEFITS               $30,834,248     $11,905,966     $901,819     $8,428,024     $8,720,315     $1,765,470    $62,555,842
==================================================================================================================================


See notes to financial statements.

                               STERIS Corporation
                              401(k) Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1996


                                                         Victory
                                Victory      Victory    Investment                  STERIS
                                 Stock       Balanced    Quality      EB Magic      Stock     Participant
                              Index Fund       Fund     Bond Fund       Fund         Fund        Loans        Total
----------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   STERIS Corporation
      common shares                                                               $6,141,069                $ 6,141,069
   Mutual funds               $22,004,849   $9,008,960   $457,373                                            31,471,182
   Common/collective trusts                                          $6,642,459                               6,642,459
   Participant loans
      receivable                                                                               $1,713,003     1,713,003
   Other investments                9,934       20,903        348           381       59,311                     90,877
-----------------------------------------------------------------------------------------------------------------------
Total investments              22,014,783    9,029,863    457,721     6,642,840    6,200,380    1,713,003    46,058,590
Employee contributions
   receivable                         110           25                   98,163          360                     98,658
Employer contribution
   receivable                     200,569       91,264     19,500       133,066       72,695                    517,094
-----------------------------------------------------------------------------------------------------------------------
Total assets                   22,215,462    9,121,152    477,221     6,874,069    6,273,435    1,713,003    46,674,342

LIABILITIES
Accrued purchase of
   investments                                                122           381                                     503
Accrued expenses                   17,716       19,321        549         2,173        3,401                     43,160
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE
   FOR BENEFITS               $22,197,746   $9,101,831   $476,550    $6,871,515   $6,270,034   $1,713,003   $46,630,679
=======================================================================================================================


See notes to financial statements.

                               STERIS Corporation
                              401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                      For the Year Ended December 31, 1997


                                                             Victory
                                  Victory        Victory    Investment                   STERIS
                                   Stock         Balanced     Quality     EB Magic       Stock        Participant
                                 Index Fund        Fund      Bond Fund      Fund          Fund           Loans       Total
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions           $ 3,250,112    $ 1,389,316   $297,849   $1,516,332    $1,725,352                 $ 8,178,961
Employer contributions             1,025,626        451,898     98,790      520,019       540,813                   2,637,146
Investment income                  2,124,451        899,354     37,564      306,301         4,005    $  150,024     3,521,699
Transfer from other plan                                                    429,486                                   429,486
-----------------------------------------------------------------------------------------------------------------------------
Total additions                    6,400,189      2,740,568    434,203    2,772,138     2,270,170       150,024    14,767,292

DEDUCTIONS
Distributions to participants      2,695,952        985,502    187,831    1,564,947       661,012       170,660     6,265,904
Expenses                              49,096         22,374        868        3,859        15,727                      91,924
-----------------------------------------------------------------------------------------------------------------------------
Total deductions                   2,745,048      1,007,876    188,699    1,568,806       676,739       170,660     6,357,828

Net realized and unrealized
   appreciation in fair value
   of investments                  5,034,461        916,484     18,320      193,935     1,352,499                   7,515,699
Net investment transfers             (53,100)       154,959    161,445      159,242      (495,649)       73,103
-----------------------------------------------------------------------------------------------------------------------------
Net additions                      8,636,502      2,804,135    425,269    1,556,509     2,450,281        52,467    15,925,163
Net assets available for
   benefits at beginning
   of year                        22,197,746      9,101,831    476,550    6,871,515     6,270,034     1,713,003    46,630,679
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR       $30,834,248    $11,905,966   $901,819   $8,428,024    $8,720,315    $1,765,470   $62,555,842
=============================================================================================================================


See notes to financial statements.

                               STERIS Corporation
                              401(k) Plan and Trust

                          Notes to Financial Statements

                           December 31, 1997 and 1996


A. DESCRIPTION OF THE PLAN

The following brief description of the STERIS Corporation 401(k) Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.


GENERAL

The Plan, which became effective April 1, 1992, is a contributory plan available to all employees of STERIS Corporation (the "Company" or "STERIS") who have completed three months of service and have attained the age of 18 (21 prior to June 30, 1996). Employee participation in the Plan is voluntary and enrollment in the Plan is permitted on the first day of each January, April, July, and October (an "Entry Date"). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

On May 1, 1996, STERIS and Amsco International, Inc. (Amsco) shareholders approved the Restated Agreement and Plan of Merger, dated as of December 16, 1995 and restated as of March 28, 1996, pursuant to which a newly-formed, wholly-owned subsidiary of STERIS was merged with and into Amsco, with Amsco becoming a wholly-owned subsidiary of STERIS, via the issuance of 0.46 STERIS Common Share for each outstanding share of Amsco Common Stock.

Effective as of June 30, 1996, the Plan was amended and the Amsco 401(k) Tax Deferred Savings Plan (the "Amsco Plan") was merged into the Plan. Also on June 30, 1996, the equity of all participants and beneficiaries in the Amsco Plan as of the date of the merger was transferred to the Plan.

Effective July 1, 1997, the Surgicot Profit Sharing and 401(k) Plan (the "Surgicot Plan") was merged into the Plan. Also on July 1, 1997, the equity of all participants and beneficiaries in the Surgicot Plan as of the date of the merger was transferred to the Plan.


CONTRIBUTIONS

A participant is permitted to contribute not less than 1 percent and not more than 10 percent of his/her compensation received during a calendar year. All contributions made by a participant must be "before-tax" deferred compensation contributions.

                               STERIS Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements--Continued


A. DESCRIPTION OF THE PLAN--CONTINUED

Effective as of October 1, 1996, the Company may make matching discretionary contributions to a participant's account. The level of matching contributions is determined quarterly by the Company. Employer contributions are allocated to each participant's account in accordance with the investment election choices made by the participant. For the year ended December 31, 1997, the Company made a 50% matching contribution in cash on employee contributions on the first 6% of eligible participant compensation.

Participants are fully vested in Company matching contributions at such time as the contribution is made.


PARTICIPANT ACCOUNTS

Each participant may direct their contributions to be invested in 5 percent increments in any combination of the following investment options:

     EB Magic Fund, Victory Stock Index Fund, Victory Balanced Fund, Victory Investment Quality Bond Fund or STERIS Corporation common stock.

The allocation of a participant's contributions to these investment funds is selected by the participant and may be changed on each entry date. A participant may elect to have a portion or all of the balance of his prior contributions (in increments of 5 percent) transferred from any fund in which it is invested to any other fund.

Separate accounts are maintained for each participant showing each type of contribution and the interest of each participant in the various funds. The fund provides participants the opportunity to apply for a loan up to 50% of that participants balance, not to exceed $50,000.

At December 31, 1997 and 1996, $0 and $29,442 had been allocated to participants who have withdrawn from the Plan.


VESTING AND PAYMENT OF BENEFITS

Participant contributions, with all earnings and appreciation thereon, are fully vested at all times. A participant whose employment terminates due to death or retirement (including retirement on account of total and permanent disability) or for reasons other than death or retirement will be eligible for a distribution equal to the full amount of the separate accounts attributable to their participant contributions.

                               STERIS Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements--Continued


A. DESCRIPTION OF THE PLAN--CONTINUED

The Company, by action of its Board of Directors and without approval of its shareholders, has the right to amend, suspend, or terminate the Plan in its entirety. If the Plan is terminated, all amounts credited to a participant's account will be paid to such participant as directed by the Company.


PLAN EXPENSES

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other general and administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The employer has elected to pay audit fees only.


B. SIGNIFICANT ACCOUNTING POLICIES

Investments in the EB Magic Fund are stated at fair value as determined by the trustee based on the underlying investments held in the fund. Also, included in the EB Magic Fund at December 31, 1997 are two fully benefit responsive guaranteed investment contracts. These contracts are carried at contract value which approximates fair value. The average yield and crediting interest rate for the year ending December 31, 1997 was 8.15%. Interest rates are fixed. All contracts mature in 1999. All other investments are stated at fair value as measured by quoted prices in active markets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


C. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the special funds of the trustee and the payment of administrative expenses.

The Plan purchased shares of common stock of the Company for $2,228,312 and sold shares of common stock of the Company for $1,017,410 for the year ended December 31, 1997.

                               STERIS Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements--Continued


D. INCOME TAX STATUS

The Plan Administrator believes the Plan is in operational compliance with Internal Revenue Code (IRC) Section 401(a) and is, therefore, not subject to tax under IRC Section 501(a). The Plan Administrator has indicated that the Plan has been modeled after a prototype plan that has been accepted by the Internal Revenue Service. However, due to recent Plan amendments, the Plan Administrator intends to request in a timely manner a determination letter from the Internal Revenue Service. The tax exempt status of the Plan does not affect the taxability of distributions to participants.


E. INVESTMENTS

The Plan's investments are as follows:

                                                         Cost        Fair Value
                                                     ---------------------------
December 31, 1997:
   Collective Investment Trusts of KeyBank
     National Association:
       *Employee Benefits Money Market Fund          $     5,246    $      5,246
       *EB Magic Fund                                  8,108,697     **8,265,813

       Mutual Funds:
         Victory Stock Index Fund                     24,642,217    **30,567,888
         Victory Balanced Fund                        10,658,814    **11,791,413
         Victory Investment Quality Bond Fund            859,272         875,750

   *STERIS Corporation common stock                    5,086,037     **8,507,199

   Participant loans                                   1,787,987       1,787,987

December 31, 1996:
   Collective Investment Trusts of KeyBank
     National Association:
       *Employee Benefits Money Market Fund               90,877          90,877
       *EB Magic Fund                                  6,621,735     **6,642,459

        Mutual Funds:
         Victory Stock Index Fund                     20,429,677    **22,004,849
         Victory Balanced Fund                         8,629,253     **9,008,960
         Victory Investment Quality Bond Fund            457,606         457,373

   *STERIS Corporation common stock                    3,692,619     **6,141,069

   Participant loans                                   1,713,003       1,713,003

 * Party-in-interest
** Investment representing five percent or more of the Plan's net assets available for benefits

                               STERIS Corporation
                              401(k) Plan and Trust

                    Notes to Financial Statements--Continued


G. SUBSEQUENT EVENTS

Effective January 1, 1998, the Plan was amended and the Amsco Employees' Retirement Account (the "ERA Plan") was merged into the Plan. Also on January 1, 1998, the equity of all participants and beneficiaries in the ERA Plan as of the date of the merger was transferred to the Plan.


F. YEAR 2000 ISSUE (UNAUDITED)

STERIS Corporation has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. STERIS Corporation currently expects the project to be substantially complete by early 1999. STERIS Corporation does not expect this project to have a significant effect on plan operations.

                               STERIS Corporation
                              401(k) Plan and Trust

     Form 5500, Item 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                        Cost         Fair Value
                                                    ----------------------------
Collective Investment Trusts of
      KeyBank National Association:
         *Employee Benefits
            Money Market Fund                       $     5,246      $     5,246
         *EB Magic Fund                               8,108,697        8,265,813

Mutual Funds:
   Victory Stock Index Fund                          24,642,217       30,567,888
   Victory Balanced Fund                             10,658,814       11,791,413
   Victory Investment Quality
      Bond Fund                                         859,272          875,750

*STERIS Corporation common stock                      5,086,037        8,507,199

Participant loans                                     1,787,987        1,787,987

* Party-in-interest

                               STERIS Corporation
                              401(k) Plan and Trust

           Form 5500, Item 27(d)--Schedule of Reportable Transactions


                                                                                              Current
                                                                                              Value of
                                                                                              Asset on       Net
 Number of                                        Purchase        Selling       Cost of      Transaction   Gain or
Transactions       Description of Asset             Price          Price         Asset          Date        (Loss)
--------------------------------------------------------------------------------------------------------------------
CATEGORY (III) SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

    239      Employee Benefit Money              $8,834,466                    $8,834,466    $8,834,466
    284         Market Fund                                      $8,820,097     8,820,097     8,820,097     $      0

     93      STERIS Corporation Common            2,228,312                     2,228,312     2,228,312
     32         Stock                                             1,017,410       693,369     1,017,410      324,041

    137      Victory Balanced Fund                3,466,582                     3,466,582     3,466,582
     91                                                           1,600,613     1,437,021     1,600,613      163,592

    132      Victory Stock Index Fund             7,433,291                     7,433,291     7,433,291
    103                                                           3,904,713     3,220,751     3,904,713      683,962

    125      EB Magic Fund                        5,887,984                     5,887,984     5,887,984
    120                                                           4,458,565     4,401,022     4,458,565       57,543

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1997.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                        STERIS Corporation 401(k) Plan and Trust


Dated: June 25, 1998                    By: /s/ Laura L. Weien
                                            ------------------------------
                                            Laura L. Weien
                                            Treasurer